WORLD POINT TERMINALS, LP

8235 Forsyth Blvd., Suite 400

St. Louis, Missouri 63105

August 1, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Anne Nguyen Parker, Branch Chief
Katrina V. Dorin, Staff Attorney

Re:	World Point Terminals, LP
Registration Statement on Form S-1
Filed July 15, 2013
File No. 333-189396

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), World Point Terminals, LP (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of Amendment No. 4 (“Amendment No. 4”) to the Partnership’s Registration Statement on Form S-1, File No. 333-189396 to provide further clarity concerning the $29.9 million to be distributed by the Partnership to CPT 2010, LLC from the net proceeds of the Partnership’s initial public offering. The Partnership expects to include these revised pages in Amendment No. 4, which the Partnership plans to file through EDGAR prior to launching the offering.

*         *         *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean T. Wheeler at (713) 546-7418.

Very truly yours,

WORLD POINT TERMINALS, LP

By:	WPT GP LLC, its general partner

By:	/s/ Steven G. Twele
Steven G. Twele
Chief Financial Officer

Cc:	Paul A. Novelly
World Point Terminals, LP

Sean T. Wheeler
Latham & Watkins LLP

Joshua Davidson
Baker Botts L.L.P.

Exhibit A